Exhibit 21.1

The following is a list of Subsidiaries of the Registrant:

Subsidiaries	Jurisdiction of Incorporation	Approximate Percentage of Voting Securities Owned
Long Island Brand Beverages LLC	New York	100%
Cullen Agricultural Holding Corp.	Delaware	100%
Cullen Agricultural Technologies, Inc.	Georgia	100%
Natural Dairy, Inc.	Georgia	100%